April 19, 2012

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	AOL Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 5, 2012

Revised Preliminary Proxy Statement on Schedule 14A

Filed April 17, 2012

File No. 001-34419

Dear Ms. Duru:

AOL Inc. (the “Company”) has responded to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated April 13, 2012, setting forth comments to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on April 5, 2012 through a letter from Gibson, Dunn & Crutcher LLP dated April 17, 2012. This letter is submitted in connection with the response letter submitted by Gibson, Dunn & Crutcher LLP on the Company’s behalf.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

April 19, 2012

Please do not hesitate to contact the undersigned at (212) 206-4457 with any questions.

Sincerely,

/s/ Damien Atkins

Damien Atkins, Esq.

Vice President, Deputy General Counsel

cc:	Jan Woo, Esq., Attorney-Advisor, Securities and Exchange Commission

Elizabeth A. Ising, Esq., Gibson, Dunn & Crutcher LLP

Brian J. Lane, Esq., Gibson, Dunn & Crutcher LLP